Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

March 13, 2025

VIA EDGAR TRANSMISSION

Mr. Raymond Be

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)

Post-Effective Amendment No. 300 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 811-23793; 333-264478

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on March 6, 2025, with respect to the registration statement of the Defiance Daily Target 2X Short RIOT ETF, Defiance Daily Target 2X Short SMCI ETF, and Defiance Daily Target 2X Short LLY ETF (each, a “Fund,” and together, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	Please confirm that the Funds comply with the relative VaR test by comparing the VaR of the Fund’s portfolio to the VaR of that single stock.

Response: The Trust confirms that each Fund intends to comply with the relative VaR test by comparing the VaR of its portfolio to the VaR of its corresponding target stock.

2.	Please supplementally provide the Staff with completed historical information regarding each Underlying Security’s annualized historical volatility, prior to effectiveness of the Amendment.

Response: The Trust has supplementally provided the Staff with the foregoing information via email.

3.	We note you intend to launch a leveraged product tied to SMCI. News reports indicate that the company did not timely file its Form 10-K, its prior auditor resigned, and NASDAQ threatened to delist its security. It appears that investors in leveraged products need current and timely information and functioning and efficient underlying markets in order to make decisions and for the product to work as intended. Please tell us more about how the Adviser is thinking through these issues generally and with respect to SMCI specifically. To the extent that you intend to launch the Fund, despite the issuer’s present inability to use S-3, please consider the need for tailored strategy and risk disclosure specific to the issuer’s circumstances.

Response: The Adviser acknowledges the importance of current and timely information, as well as efficient and functioning markets, in ensuring that leveraged and inverse products operate as intended. The Adviser has carefully evaluated SMCI’s recent regulatory and financial reporting challenges, including its delayed SEC filings, auditor resignation, and prior NASDAQ delisting threats, in the context of the Fund’s investment strategy. While these issues present risks, the Adviser believes that the Fund’s inverse (-2X) strategy could still function effectively, provided that SMCI’s stock continues to trade with sufficient liquidity and price transparency on a major exchange.

The Adviser has considered several factors to assess whether the Fund’s strategy remains viable. First, SMCI’s stock has continued to exhibit robust trading volume and liquidity, characteristics that are critical for the Fund to efficiently achieve its inverse exposure. Second, the Fund does not rely on fundamental analysis of SMCI’s financial disclosures to execute its strategy but rather on market price movements and the liquidity of SMCI shares and related derivatives. The Fund’s investment process is based on daily rebalancing and systematic portfolio management, which prioritize market price action over issuer-specific financial reports.

In addition, the Adviser recognizes that on February 25, 2025, SMCI filed its delayed Form 10-K for fiscal year 2024, along with the subsequent quarterly reports, thereby complying with Nasdaq’s extended deadline and avoiding delisting. Additionally, it was reported that an independent special committee conducted a comprehensive evaluation of the company's financial practices and determined that there was no evidence of misconduct or fraudulent activity.

Nonetheless, the Adviser recognizes that delisting or prolonged trading halts could materially impact the Fund’s ability to achieve its objective. If SMCI were to be delisted or experience significant market disruptions, the Adviser would assess the impact on the Fund’s operations and consider appropriate steps, including potential liquidation if necessary. The Fund’s prospectus includes robust risk disclosure addressing these considerations, ensuring that investors are fully informed of the risks associated with the Fund’s investment strategy and the issuer-specific concerns related to SMCI.

In summary, while the Adviser remains mindful of SMCI’s regulatory and financial challenges, it believes that the Fund’s inverse (-2X) strategy can still be executed effectively as long as SMCI remains publicly traded with adequate liquidity. The Adviser will continue to monitor market conditions and any developments related to SMCI’s financial reporting and exchange listing status, taking appropriate actions to protect investors’ interests as necessary.

In response to the Staff’s comment concerning the risks associated with the recent late SMCI filings, the Trust acknowledges that SMCI did not timely file its most recent Form 10-K and subsequent Form 10-Qs for the first and second quarters of the 2025 fiscal year and therefore no longer meets the requirements to use Form S-3. However, as noted above, SMCI has since filed its delayed Form 10-K and Form 10-Qs, thereby complying with Nasdaq’s extended deadline and avoiding delisting. Therefore, investors have access to SMCI’s most recent annual and quarterly reports.

Lastly, the Trust confirms that it will bolster the SMCI risk disclosures.

4.	Please supplementally advise the Staff how the swaps are designed to operate in the event of a delisting or a threatened delisting. Also, please supplementally advise what the Fund would do if the underlying issuer were to do if the issuer was delisted.

Response: When equity securities are delisted but continue to trade over-the-counter (OTC), a swap market may still exist; however, it is likely to be prohibitively expensive. In the event of a delisting notification, the Adviser anticipates that it will have sufficient time to unwind positions with counterparties. In any case, if the equity securities of a Fund's underlying issuer were delisted, the Adviser would seek to cause the Fund to stop issuing any new creation units of the Fund as quickly as possible and would file a supplement to the registration statement notifying shareholders. Additionally, the Adviser would seek Board approval to close the Fund and liquidate its assets as soon as possible.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC